EXHIBIT 99.2

March 8, 2022

Codorus Valley Bancorp, Inc.

c/o Timothy J. Nieman, Esq., Corporate Secretary

105 Leader Heights Road

York, PA 17405

Via email and overnight express

Mr. Nieman,

Driver Opportunity Partners I LP (together with its general partner, Driver Management Company LLC, “Driver”) is the record owner of 1,000 shares of the common stock, $2.50 par value, of Codorus Valley Bancorp, Inc. (the “Corporation”; its banking subsidiary, PeoplesBank, A Codorus Valley Corporation, the “Bank”).1  Pursuant to 15 Pa. C.S. § 1508, Driver is hereby exercising its right to inspect certain books and records and demands to inspect (and make copies or extracts therefrom) the documents described below (collectively, the “Books and Records”).

On April 7, 2020, the Corporation announced that it expected to suffer a loss of approximately $7.5 million with respect to a $8,040,000 loan and that the loss “resulted from alleged fraudulent activities believed to be perpetrated by one of” the borrowers.2 While the loss was the result of fraud—the loan was secured by a car (the “Fake Ferrari”) that was purported to be a “1959 250 Ferrari Testa Rossa” worth “$45-50 million” but was, in fact, not a Ferrari at all but a replica that was sold for gross proceeds at auction of $209,000—Driver believes that the fact that Bank management approved the loan in the first place waste and mismanagement and that, if the Corporation and the Bank were managed properly, any fraud would have been discovered before the loan was made, preventing shareholders from suffering a substantial loss.

Based on documents filed with the United States District Court, Middle District of Florida by the Bank, it appears that, in September 2019, the Bank lent Richard Welkowitz and Stephen Gurba $8,040,000 (the “Defaulted Loan”) in order to allow Welkowitz and Gurba (or related business entities) to repay two existing loans (the “Existing Loans”) made by the Bank so that Welkowitz and Gurba (or related business entities) could sell the assets that had been pledged as collateral for the Existing Loans.  It also appears that, at the time the Defaulted Loan was made, Welkowitz and Gurba (or related business entities) had stopped making payments with respect to the Existing Loans.

In addition, it appears that, in making the Defaulted Loan, the Bank relied upon an appraisal of the Fake Ferrari provided by Welkowitz or Gurba and did not obtain its own appraisal or otherwise attempt to verify that the Fake Ferrari was actually authentic, let alone worth $45-50 million as the borrowers claimed.  Welkowitz committed suicide in December 2019, which constituted an event of default of the Defaulted Loan.  The Fake Ferrari was put up for auction as a replica.  The catalogue for the auction describes the Fake Ferrari as:

Many Ferrari enthusiasts have desired to own one of the classic sports racers from the 1950s but have been priced out of the market for the last 40 some years. Finished in the style of a 1959 Ferrari 250 Testa Rossa, this professionally built Barchetta painted in Rosso Corsa has a V-12 engine with Electromotive engine controls, a manual transmission, 4-wheel Wilwood brakes and bright knock-off wire wheels with Michelin tires, which, together, all make for an incredible road car for today.  Offered here is a modern interpretation of the vintage experience with usage of Ferrari components to fulfill the dream.

________________

[1]	In the aggregate, both of record and beneficially, Driver Fund owns 640,880 shares of Common Stock.
[2]	https://www.sec.gov/Archives/edgar/data/0000806279/000089710120000238/codorus200604_8k.htm.

1

. . .

Considering the original 250 Testa Rossa race cars are valued by price guides in the $40 million to $50 million range, this custom build can be purchased for a small fraction of the cost.  Part of the Richard Welkowitz Estate Collection since the day it was built, this Barchetta comes with service receipts, delivery receipts and inspection documents.3 [emphasis added]

Driver believes that replacing the Existing Loans with the Defaulted Loan was part of a plan of “extend and pretend” to avoid recognizing impairment of the Existing Loans and constitutes mismanagement and potential breaches of fiduciary duty as was the substitution of the Fake Ferrari for the collateral securing the Existing Loans.  Furthermore, Driver believes that the Bank’s failure to obtain its own appraisal of the Fake Ferrari or even establish that it was, in fact, actually a Ferrari constitutes mismanagement and potential breaches of fiduciary duty.  Driver is demanding to inspect the following Books and Records to make its own determination as to whether the Corporation is being properly managed:

1.

All documents relating to the extension of credit (any such extension, including the Defaulted Loan, a “Welkowitz Loan”) to Richard Welkowitz, Stephen Gurba and any related business entities, including without limitation Big Red Express Trucking LLC (together, the “Welkowitz Borrowers”);

2.

All documents relating to any review of any extension of credit to any Welkowitz Borrowers, including without limitation, any consideration of whether to review or downgrade any Welkowitz Loan, any consideration of whether any Welkowitz Loan was past due or not accruing interest or any consideration of whether to declare an event of default or non-payment with respect to any Welkowitz Loan;

3.	All documents relating to any meetings of any loan, credit, risk or similar committee regarding any decision to approve a Welkowitz Loan;

4.

All documents relating to the car alleged to be a “1959 Ferrari Testa Rossa” that served as collateral for the Defaulted Loan, including without limitation, any appraisals, valuation reports or opinions or other documents expressing a view as to the value and/or authenticity of that car;

5.

All documents relating to the credit and underwriting policies of the Corporation and the Bank, including without limitations, any documents regarding guidelines on credit exposure to a single borrower or group of borrowers, any documents regarding guidelines to refinancing or otherwise replacing existing loans that are in arrears with a new loan and any documents regarding underwriting standards guidelines for loans secured by automobiles;

6.	All documents relating to or demonstrating the Bank’s experience in making loans secured by classic, collectable, vintage and/or exotic cars; and

7.	All documents relating to the approval of the Defaulted Loan, including without limitation, the minutes of any relevant meetings of any loan, credit, risk or similar committee.

Under Pennsylvania law, Driver has the right to demand and inspect the Books and Records to enable it to make its own determination as to whether the Corporation is being properly managed.4 The purpose of this demand is to allow Driver to evaluate whether (i) the Existing Loans were past due or otherwise in arrears, (ii) the Defaulted Loan was made in compliance with the Bank’s underwriting standards or guidelines, (iii) the Bank conducted proper due diligence prior to making the Defaulted Loan, such as obtaining its own independent appraisal of the Fake Ferrari or otherwise established that it was, in fact, an authentic Ferrari, (iv) management’s failings in this respect constitute actionable claims for corporate waste and breaches of fiduciary duty, (v) Driver should commence legal action to remedy management’s failings and (vi) whether the Defaulted Loan (and the associated underwriting process) represents and is endemic of fundamental weaknesses in the Corporation and the Bank’s underwriting process, ongoing credit review and oversight by the Board.

________________

[3]	https://www.mecum.com/lots/SC0520-415081/1959-barchetta-replica/.
[4]

See, Zerbey v. J.H. Zerbey Newspapers, Inc., 560 A.2d 191, 198 (Pa. Super. Ct. 1989) (holding that seeking to determine whether a corporation “is being properly managed in a general sense” constitutes a proper purpose under 15 Pa. C.S. § 1508).

2

Pursuant to 15 Pa. C.S. § 1508(c), the Corporation has five business days from the date hereof to reply to this demand.  Please advise the undersigned as promptly as practicable when and where the books and records covered by this demand will be made available to Driver.  To the extent the Corporation provides Driver with the Books and Records sought herein, Driver will bear the reasonable out of pocket costs incurred by the Corporation in copying and delivering those books and records to Driver.  If the Corporation contends this demand is incomplete or deficient in any respect, please notify the undersigned immediately in writing setting for the facts that the Corporation contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, Driver will assume that this demand complies in all respects with the requirements of 15 Pa. C.S. § 1508.

Driver Opportunity Partners I LP
By:	Driver Management Company, its general partner

By:	/s/ J. Abbott R. Cooper
Managing Member

I verify that the statements made in this demand, including the purpose thereof, are true and correct.  I understand that any false statements made herein are subject to the penalties of 18 Pa. C.S. § 4904.

Date: March 8, 2022	Signed: /s/ J. Abbott R. Cooper

3